As filed with the Securities and Exchange Commission on May 8, 2009
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           __________________________

                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))

                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                        Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    000949107
                      (CUSIP Number of Class of Securities)

                                Emilie D. Wrapp
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
                     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                               Kathleen K. Clarke
                               Seward & Kissel LLP
                                1200 G Street, NW
                              Washington, DC 20005

                            Calculation of Filing Fee

===============================================================================
     Transaction Valuation                             Amount of Filing Fee
-------------------------------------------------------------------------------
         $5,964,818.10(a).........................          $332.84(b)
===============================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for 924,778 shares in the offer, based upon the net asset value per share of $6.45 at April 30, 2009.

(b)  Calculated as the Transaction Valuation multiplied by 0.00005580.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $332.84
         Form or Registration No.: Schedule TO
         Filing Party: ACM Managed Dollar Income Fund, Inc.
         Date Filed: May 4, 2009

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.    [ ]
===============================================================================

                             Introductory Statement

     This Amendment Number 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 8, 2009 by ACM Managed Dollar Income Fund, Inc. (the "Fund"), relating to an offer to purchase for cash up to 924,778 shares of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, amends the summary term sheet of the Offer to Purchase, attached to Schedule TO as exhibit (a)(1)(i).

Offer to Purchase

The address for sending transmittal documents by first class mail in the summary term sheet is corrected to read as follows:

DEPOSITARY
COMPUTERSHARE TRUST COMPANY, N.A.
By First Class Mail:
Computershare Trust Company, N.A.
c/o Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011

Item 12.  Exhibits.

(a)(1)(viii) Amendment to Offer to Purchase.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ACM MANAGED DOLLAR INCOME
                                             FUND, INC.


                                             /s/ Emilie D. Wrapp
                                             ---------------------------
                                             Name: Emilie D. Wrapp
                                             Title: Secretary

Dated: May 8, 2009

                                                            Exhibit (a)(1)(viii)

            Amendment to Summary Term Sheet of the Offer to Purchase
            --------------------------------------------------------

DEPOSITARY
COMPUTERSHARE TRUST COMPANY, N.A.
By First Class Mail:
Computershare Trust Company, N.A.
c/o Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011







SK 00250 0158 994428